WEST LAFAYETTE, IND.--JUNE 20, 2002--BIOANALYTICAL SYSTEMS, INC. (NASDAQ:BASI) ANNOUNCED TODAY THAT IT HAS SIGNED A DEFINITIVE AGREEMENT TO ACQUIRE PHARMAKINETICS LABORATORIES, INC. (OTCBB:PKLB) IN BALTIMORE, MARYLAND, AND IT HAS REACHED AN AGREEMENT IN PRINCIPLE TO ACQUIRE LC RESOURCES, INC., A PRIVATELY-HELD COMPANY BASED IN WALNUT CREEK, CALIFORNIA.

The acquisitions will enable the Company to broaden its contract research services technology base and add new strategic locations that will place the Company closer to leading pharmaceutical developers across the United States.

The PharmaKinetics agreement provides for a merger of PharmaKinetics Laboratories, Inc. (PKLB) with a newly-formed subsidiary of Bioanalytical Systems (BAS). Shares of PKLB common stock outstanding at the effective time of the merger will be converted into shares of BAS common stock at a rate of one BAS share for each 12 PKLB shares; shares of PKLB Series A convertible preferred stock will be converted into 6% subordinated convertible promissory notes issued by BAS in an aggregate principal amount of $5 million; and shares of PKLB Series B convertible preferred stock will be converted into shares of BAS common stock at the same ratio as shares of PKLB common stock. The promissory notes issued in the merger mature on January 1, 2008, will not bear interest for the first year following the effective time of the merger, and will be convertible at the option of the holder into BAS common stock at a conversion price of $16 per share. The transaction is subject to approval by the BAS board and customary closing conditions, including registration of the BAS securities to be issued in the merger and the approval of PKLB's shareholders. The merger is currently expected to close prior to the end of BAS' current fiscal year. Holders of more than 85% of the Class A Convertible Preferred Stock of PKLB have agreed to vote those shares in favor of the merger.

LC Resources would be acquired through the purchase by BAS of all of the outstanding shares of LC Resources, Inc. (LCR) for $2.5 million, subject to adjustment for certain changes in net tangible assets of LCR prior to closing. BAS would pay cash of $250,000 at closing, and the remainder of the purchase price would be in the form of promissory notes maturing on October 1, 2007 and bearing interest at a rate of 10% per annum. The holders of the notes will have the option to require BAS to repay up to 20% of the outstanding principal balance of the notes on each October 1 prior to maturity, commencing October 1, 2003. The agreement in principle also contemplates that certain assets comprising separate lines of business of LCR will be sold to an unrelated third party contemporaneously with the closing of the purchase by BAS, and the proceeds of that sale would be distributed to the LCR shareholders. The LCR transaction is subject to BAS ability to obtain financing for the transaction, the subsequent operation of LCR's business on terms acceptable to it and the receipt of certain required consents and approvals. The parties currently anticipate that closing of the LCR transaction will occur prior to the end of BAS' current fiscal year.

PharmaKinetics is an established provider of bioanalytical contract services, Phase I/IIa clinical trials and later-stage clinical trials management. "The integration of PharmaKinetics will bring to BAS a successful management team and expanded bioanalytical and Phase I service capabilities, as well as a strong customer and revenue base," said Peter T. Kissinger, BAS Chairman and CEO. "The companies' businesses are highly complementary and support the BAS growth plan. In addition, Baltimore is key to unparalleled access to the East Coast drug development corridor and its outstanding biomedical community."

According to Dr. James Wilkinson, PharmaKinetics President and CEO, "There is amazing potential for this marriage. Common cultures and commitment of both firms to client satisfaction and regulatory excellence make this a very strong union."

LC Resources has an expert team that maintains a high profile in bioanalysis, assisting many large and small drug developers with both analytical contract services and training. Their bioanalytical laboratory in McMinnville, Oregon will enable BAS to expand its services and products presence on the West Coast.

Dr. Kissinger went on to say, "The BAS business model, and our passion, bridge the space between late discovery (theory) and Phase II clinical trials (reality), from mice to man. We have long focused our people, products and laboratories on the space that integrates animal science and bioanalytical science. These acquisitions bring us highly talented bioanalytical and clinical research teams and establish BAS in early phase clinical research."

Kissinger concluded, "With the anticipated completion of both acquisitions by the end of BAS' current fiscal year, we will gain an increased presence in key geographic markets for the contract services industry throughout the United States. The additional sites will complement our core sites in West Lafayette and Warwickshire, UK, and support our commitment as a global bioanalytical resource for drug developers. By placing us closer to leading pharmaceutical companies and expanding our core competency in pre-clinical and early stage clinical research, the acquisitions will enable more pronounced expansion into large pharma, biotech and generic firms."

About PharmaKinetics Laboratories, Inc.

PharmaKinetics Laboratories, Inc. is a contract research organization providing a range of clinical research and development services to the worldwide pharmaceutical and biotechnology industries in the development of prescription and non-prescription drug products.

About LC Resources, Inc.

LC Resources provides in-depth expertise to solve the most vexing chromatography problems. Their products and services include training, lab services, and DryLab software for liquid chromatography (LC) method development. LC Resources Laboratory Services provides a diversity of services, including LC and LC/MS method development, troubleshooting, and analytical services. The Company specializes in solving difficult separation problems and developing rugged methods that are easily transferred among laboratories and instruments. Sample analysis services include LC/MS/MS as well as traditional LC methods for bioanalytical samples.

About Bioanalytical Systems, Inc.

In business for 28 years, Bioanalytical Systems, Inc. is a pharmaceutical development company providing contract research services and analytical systems to the world's leading pharmaceutical, drug development and medical device companies. The company focuses on developing innovative services and products that increase efficiency and reduce costs associated with taking new drugs to market. They have contributed to over $15 billion in annual sales of drugs for treatment of central nervous system disorders such as Alzheimer's and Parkinson's diseases, diabetes, osteoporosis, HIV and other diseases. Visit www.bioanalytical.com and www.culex.net for more about BAS.



                                      - 2 -